Proxy Results
The Annual Meeting of Shareholders was held on February 24, 2017 for shareholders of record as of the close of business on December 16, 2016 to re-elect John C. Salter, a Class I trustee nominee, for the Fund. The nominee was elected with 82,967,947 affirmative votes and 1,955,601 votes withheld. For the Fund, Trustees whose terms of office continued after the Annual Meeting of Shareholders because they were not up for re-election are Joseph J. Ciprari, Raymond B. Woolson and Ronald R. Redell.